EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2012
Earnings:
Income before provision for income taxes	$4,632
Equity in earnings of unconsolidated businesses	(103)
Dividends from unconsolidated businesses	14
Interest expense (1)	685
Portion of rent expense representing interest	205
Amortization of capitalized interest	39

Earnings, as adjusted	$5,472

Fixed Charges:
Interest expense (1)	$685
Portion of rent expense representing interest	205
Capitalized interest	68

Fixed Charges	$958

Ratio of earnings to fixed charges	5.71

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.